

05072569

SEC MAIL
RECEIVED
PROCESSING
NOV 17 2005
WASH. D.C.
185
SECTION


ENDOVASC INC.

# Annual Report to Shareholders of Endovasc, Inc
## June 30, 2005

P.E.

October 2005

To Our Fellow Shareholders,

With the change in management at Endovasc, Inc. in the Fall of 2003 came the reassessment of our business model for the fiscal year 2004. All of our pharmaceutical products pertain to vascular dysfunction, yet each one is technologically separate and distinct from the next. With this in mind, in October 2004, Endovasc Inc. reorganized into a Business Development Company and created four separate, wholly-owned subsidiaries. Each subsidiary contains the intellectual property for a given product line, a plan of development for that product line, and can individually raise capital.

The Company has continued to move Liprostin forward this past year by finalizing the statistical reports and presenting the results of the Phase II trial to the FDA in April, 2005. In the very near future, the company intends to complete and submit a protocol to the FDA for the next patient trial that will be carried out in the US.

We are especially proud of the new Advisory Committee members that have elected to join Endovasc this past year. Their collective expertise and individual contributions are important to us as we develop our clinical programs for each of our product areas. In addition, we are extremely pleased that the appointment of these new members to our Advisory Committee has helped us strengthen our ties to the medical community.

We were also very happy to announce to our shareholders that Endovasc saw the first validation of its technological expertise in March 2005 with the launch of Endothil-CR, a nutraceutical product that increases muscle strength when included in a recommended exercise program. This product has created the first revenue stream for Nutraceutical Development Company, one of our subsidiaries.

We are encouraged by the past year's achievements and new product introduction. I am pleased to report that fiscal year 2004 was another year of significant progress for Endovasc. We feel that this was a year in which we took a significant step towards the creation of a different strategy and developed a business model that will better serve the Company and its shareholders in reaching its goals.

Once again, I would personally like to thank you, our shareholders, for your patience and loyalty as we look to successfully execute our strategic business plan. I would also like to thank our key partners and employees for their hard work and dedication. I look forward to communicating with you as Endovasc continues to advance its objectives for 2005.

Thank you,



Dr. Diane Dottavio
Chairman of the Board and Chief Executive Officer

# DESCRIPTION OF THE BUSINESS

**General**

As a business development company, we provide long-term debt and equity investment capital to our portfolio companies.

Our investment portfolio consists primarily of loans with equity features and equity investments in companies which constitutes a controlling equity interest, and debt obligations. At June 30, 2005, our investment portfolio totaled $668,000 at fair value. Our investment objective is to achieve current income and capital gains. Our portfolio consists of:

Liprostin, Inc. is engaged in the development of liposome drug delivery systems. Liposomes, which are microscopic cell-like spheres composed of a thin, durable lipid membrane surrounding a hollow compartment, can be used to entrap and protect drugs from degradation in the blood stream and can be engineered to regulate the transport of molecules across their outer membrane.

Liprostin is conducting clinical trial testing to obtain Federal Drug Administration (FDA) approval of its sale in the United States. Phase I clinical trials, which tested product safety and tolerance levels using a small group of healthy subjects, as well as providing information about the product's effectiveness and dosage levels, were successfully completed in January 2001. With this success, Liprostin, Inc. determined to proceed to Phase III clinical trials as suggested by the FDA in late 1999. An Investigational New Drug Application (IND) and protocol for a Phase III, "Randomized, multi-center study of Liposomal prostaglandin E1 (Liprostin™) was filed with the FDA in August 2001. Concurrently, the Liprostin conducted a series of Phase II trials. The FDA granted a second indication for peripheral occlusive artery disease (POAD) which included severe intermittent claudication (walking pain, which doubled our potential market). The Liprostin expects to enter phase III clinical trials in 2005.

The Phase II clinical trial consisting of 73 patients was initiated in December 2003 and concluded in August 2004. The results of this trial for peripheral arterial occlusive disease were presented to the FDA in the fall of 2004.

The Liprostin is currently seeking to enter into a partnership with a suitable company to co-develop and market our lead product Liprostin™ for treatment of peripheral arterial occlusive disease. Opportunities to out-license or sell the technology are also being considered.

Nutraceutical Development Corporation develops certain technologies for use in dietary products designed to enhance health and provide beneficial biological effects ("nutraceuticals").

In 2002, Nutraceutical Development Corporation ("NDC") began experimentation with a NRA compound for use in the nutraceutical field. The findings in mice demonstrated that when fed very low doses of the compound in drinking water, the compound produced accelerated muscle mass when combined with extensive exercise during a three week regimen. The mice that were given low amounts developed a significant muscle increase compared to the control mice. A scientifically controlled double blind, double placebo study in healthy weight lifters confirmed our earlier animal results and in August of 2003 we filed a Patent Application, No.10/633,325, relating to this discovery. An agreement to exclusively sublicense the patent was formed between NDC and Basic Research, L.L.C. of Salt Lake City Utah in July of 2003. NDC will receive a 10% royalty on all revenues generated or a minimum of $2,000,000 per year in exchange for the licensed product. Due to delays in product manufacturing, the minimum royalty payment date is being renegotiated with the licensee and NDC anticipates an extension to April 2006. Based on the patent, the product Endothil – CR was developed and launched at the Arnold Classic Convention in March of 2005 and is now being sold at GNC stores nationwide. In subsequent years, the contract stipulates compensation of 10% of revenues with a minimum of $2,000,000 per year, with Basic Research's right to exclusive manufacturing of the product. This contract to retain exclusivity includes a clause allowing termination of the contract by Basic Research, L.L.C. for cause including their decision to discontinue selling the licensed product.

Endovasc-TissueGen Research Sponsors, L.L.C. is engaged in the development a bioresorbable drug-eluting cardiovascular stent for the advanced treatment of coronary artery disease.

Endovasc-TissueGen-Blumberg Research Sponsors, L.L.C. is engaged in the development of biodegradable stents for ureteral and prostate applications.

## MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock trades on the NASDAQ Over the Counter Bulletin Board (OTCBB) under the symbol "EVSC." The following table sets forth for the quarters indicated the range of high and low closing prices of our Common Stock as reported by NASDAQ and the Electronic Bulletin Board but does not include retail markups, markdowns or commissions.

Common Stock

| Fiscal Quarter Ending | Common Stock Price (rounded to the nearest penny) | |
|---|---|---|
| | High | Low |
| June 30, 2005 | .11 | .03 |
| March 31, 2005 | .11 | .05 |
| December 31, 2004 | .10 | .03 |
| September 30, 2004 | .16 | .09 |
| June 30, 2004 | .33 | .14 |
| March 31, 2004 | .39 | .19 |
| December 31, 2003 | .33 | .25 |
| September 30, 2003 | .54 | .25 |
| June 30, 2003 | .75 | .32 |
| March 31, 2003 | 1.28 | .65 |

Common Stock NDC Series

| Fiscal Quarter Ending | Common Stock Price (rounded to the nearest penny) | |
|---|---|---|
| | High | Low |
| June 30, 2005 | .09 | .02 |
| March 31, 2005 | .07 | .02 |
| December 31, 2004 | .07 | .00 |
| September 30, 2004 | .10 | .00 |
| June 30, 2004 | .04 | .01 |
| March 31, 2004 | .12 | .00 |
| December 31, 2003 | .08 | .01 |
| September 30, 2003 | N/A | N/A |

As of June 30, 2005, we have 646 record stockholders of Endovasc common stock, and 652 shareholders of record of NDC common stock.

## DIVIDEND POLICY

Endovasc has never paid cash dividends on our common stock and intends to retain earnings, if any, for use in the operation and expansion of our business. The amount of future dividends, if any, will be determined by the Board of Directors based upon our earnings, financial condition, capital requirements and other conditions.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The statements contained in this report that are not historical are forward-looking statements, including statements regarding our expectations, intentions, beliefs or strategies regarding the future. Forward-looking statements include our statements regarding liquidity, anticipated cash needs and availability and anticipated expense levels. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statement. It is important to note that our actual results could differ materially from those in such forward-looking statements. Additionally, the following discussion and analysis should be read in conjunction with the Financial Statements and notes thereto appearing elsewhere in this report.

In its report dated September 21, 2005, our independent auditor raised a going concern issue.

Management plans to take specific steps to address its difficult financial situation as follows:

- In the near term, the Company plans additional private sales of debt and common and preferred stock to qualified investors to fund its current operations.

- The Company originally anticipated the generation of approximately $500 in revenue from its nutraceutical product in the third and fourth quarters of the year ending June 30, 2004. The anticipated revenue to be generated by the launch of the nutraceutical product line has been delayed pending certain problems with formulation. The Company has made the required changes and anticipates material revenues by the end of 2005.

- In the long-term, the Company believes that cash flows from commercialization of its products will provide the resources for continued operations.

There can be no assurance that the Company's planned private sales of debt and equity securities or its planned public registration of common stock will be successful or that the Company will have the ability to commercialize its products and ultimately attain profitability. The Company's long-term viability as a going concern is dependent upon three key factors, as follows:

- The Company's ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the commercialization of its products.

- The ability of the Company to obtain positive test results of its products in clinical trials.

- The ability of the Company to ultimately achieve adequate profitability and cash flows to sustain its operations.

**Critical Accounting Policies**

We believe that of the significant accounting policies used in the preparation of our financial statements (See Note 1 to the financial statements), the following are critical accounting policies, which may involve a higher degree of judgment, complexity and estimates.

**Significant Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods. The most significant estimate inherent in the preparation of our financial statements is the valuation of our investments, which are reported at estimated fair value, and the related unrealized appreciation or depreciation. Actual results could differ from estimates making it reasonably possible that a change in the estimates could occur in the near term.

**Research and Development**

Prior to our conversion to a business development company, research and development costs were expensed as incurred. These costs consisted of direct and indirect costs associated with specific projects. Since our election to become a business development company, research and development is performed by our portfolio companies and the details about such are described in this document under "Eligible Portfolio Investments"

**Stock-Based Compensation**

We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion ("AFB") No. 25, *Accounting for Stock Issued to Employees*, and have adopted the disclosure-only alternative of SFAS No. 123, *Accounting for Stock-Based Compensation-Transition and Disclosure*. Under the intrinsic value method, we have only recorded stock-based compensation resulting from options granted at below fair market value.

**Concentration of Credit Risk**

Financial instruments which potentially subject us to concentrations of credit risk consist principally of investments and cash. We place our cash with high credit quality financial institutions. At times in the future, such amounts may exceed FDIC limits.

**Results of Operations**

Until October of 2004, when we became a Business Development Company, we were in the development stage and have had limited operating revenues since our inception on June 10, 1996. From June 10, 1996 through September 30, 2004, we had an accumulated deficit of $25,552,000.

During the nine months ended June 30, 2005, our net revenues were $81,000 compared with $0 revenue in the three months ended September, 30, 2004 and $71,000 for the fiscal year ended June 30, 2004. The increase in revenue is due to management fees from our portfolio companies.

During the periods ended June 30, 2005, and September 30, 2004, and the year ended June 30, 2004, costs and operating expenses were $741,000, $594,000 and $4,779,000, respectively. The decrease in costs and operating expenses is primarily due to the change in accounting procedures related to our conversion to a business development company.

Cash flows used in operating activities for the periods ended June 30, 2005, and September 30, 2004, and the year ended June 30, 2004 were $375,000, $133,000 and $1,987,000, respectively. The decrease is due in part to the change in accounting procedures related to our conversion to a business development company. This decrease is also due to a reduction in the use of stock based compensation to consultants.

Interest expense for the periods ended June 30, 2005, and September 30, 2004, and the year ended June 30, 2004, were $4,000, $7,000 and $17,000, respectively. This decrease was primarily due to a decrease in the average balance outstanding of capital leases and notes payable to financial institutions.

Research and development expenses were $0, $86,000, and $1,647,000 during the periods ended June 30, 2005, and September 30, 2004, and the year ended June 30, 2004. The decrease in costs and operating expenses for the year is primarily due to the change in accounting procedures related to our conversion to a business development company.

**Liquidity and Capital Resources**

We had a working capital deficit of $285,000, $695,000 and $425,000 at June 30, 2005, September 30, 2004 and June 30, 2004, respectively. This change was primarily due to certain accounts payable being transferred to our portfolio companies.

In October 2004, we began operating as a business development company and are no longer a development stage company. Nevertheless, we are subject to many of the risks associated with development and early stage companies that lack working capital, operating resources and contracts, cash and ready access to the credit and equity markets. We hope to obtain additional debt and equity financing from various sources in order to finance our operations and to continue to grow through investment opportunities. In the event we are unable to obtain additional debt or equity financing, we will not be able to continue our current level of operations. If we are unable to continue our operations, our assets will experience a significant decline in value and we will need to rely on funding, if available, in order to continue our limited operations.

Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to comply with the terms of our financing agreements, to obtain additional financing or refinancing as may be required, and ultimately to attain positive cash flows from operations and profits. Through June 30, 2005, we have not earned cash profits from any sources. We have increased our investment in several of our portfolio investment companies which are now reflected on the accompanying balance sheets at the Board of Directors' best estimate of fair value through capital contributions in the form of transfers of net assets. Because the investments are illiquid, we are limited in our ability to sell the investments in our portfolio companies. The value of these investments may decline substantially resulting in our receiving little or no cash value for our services and investments in these portfolio companies.

These events raise doubt as to our ability to continue as a going concern. The report of our independent public accountants, which accompanied our financial statements for the year ended June 30, 2005, was qualified with respect to that risk. In order to continue as a going concern, we must raise additional funds as noted above and ultimately achieve profit from our operations.

We continue to actively pursue additional financing, collaborations with firms, and other arrangements aimed at increasing our capital resources. Failure to acquire such funds may adversely impact the scheduled market introduction of Liprostin™ and possibly adversely affect our operations. In order to continue as a going concern, we must raise additional funds as noted above and ultimately achieve profit from our operations.

## CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 13, 2005, we were advised that Ham, Langstom & Brezina LLP, our public accountants for the year ended June 30, 2004, would not act as our independent public accountants for the year ended June 30, 2005. The opinion of Ham, Langstom & Brezina LLP for the year ended June 30, 2004 was qualified as to uncertainty relating to continuation as a going concern but did not otherwise contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, scope, or accounting principles. The prior independent public accountants have not advised us of any matters required to be disclosed pursuant to Item 304(a)(1)(v) and there were no disputes or disagreements between us and the prior independent accountants relating to any matters of accounting principle or practice, financial statement disclosure, or auditing scope or procedure for the fiscal years ended June 30, 2004. We engaged McConnell & Jones LLP on August 16, 2005 to act as independent public accountants for the year ended June 30, 2005. The decision to engage McConnell & Jones was ratified by the majority of the Board of Directors of the Company.

ENDOVASC, INC.

---

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

**as of June 30, 2005 and June 30, 2004**

**and for the periods ended June 30, 2005 and**

**September 30, 2004, and for the year ended June 30, 2004,**

**and for the period from inception, June 10, 1996, to September 30, 2004**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Endovasc, Inc.

We have audited the accompanying balance sheet of Endovasc, Inc. as of June 30, 2005, and the related statements of operations, stockholders' equity and cash flows for the periods of nine months ended June 30, 2005 and three months ended September 30, 2004 and for the period from inception, June 10, 1996 to September 30, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Endovasc, Inc. as of June 30, 2005 and the results of its operations and its cash flows for the periods of nine months ended June 30, 2005 and three months ended September 30, 2004 and for the period from inception, June 10, 1996 to September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ McConnell &Jones LLP

Houston, Texas

September 21, 2005

## REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
Endovasc, Inc.

We have audited the accompanying balance sheet of Endovasc, Inc. (a corporation in the development stage) as of June 30, 2004, and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Endovasc, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Endovasc, Inc. will continue as a going concern. As shown in the financial statements and discussed in Note 16, the Company has incurred significant recurring losses from operations since inception, is in a negative working capital and stockholders' deficit position at June 30, 2004, and is dependent on outside sources of financing for the continuation of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to this matter are also discussed in Note 16. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas

September 30, 2004

**Endovasc, Inc.**
**Balance Sheet**
**June 30, 2005**

**(In thousands, except share data)**

| | | |
|---|---|---|
| **Assets** | | |
| Investments: | | |
| Investment in controlled companies, at fair value (cost of $668) | $ | 605 |
| Cash and cash equivalents | | 116 |
| Other assets | | 14 |
| Property and equipment, net | | 37 |
| Total | $ | 772 |
| **Liabilities and stockholders' equity** | | |
| Current maturities of long-term debt | $ | 42 |
| Capital leases | | 28 |
| Notes payable | | 115 |
| Accounts payable and accrued liabilities | | 230 |
| Convertible debentures | | 1 |
| Total liabilities | | 416 |
| Commitments and contingencies | | - |
| Stockholders' equity: | | |
| Common stock, $.001 par value, 200,000,000 shares authorized | | |
| Common stock-Endovasc Series, 104,432,179 shares outstanding at June 30, 2005 | | 104 |
| Common stock NDC Series, $.001 par value, 14,158,593 share issued and outstanding at June 30, 2005 | | 14 |
| Preferred stock, $.001par value, 20,000,000 shares authorized, 208 shares of Series A 8% cumulative convertible preferred stock issued and outstanding at June 30, 2005 stated value $100 per share | | - |
| Additional paid-in capital | | 26,630 |
| Accumulated deficit | | (26,329) |
| Unrealized depreciation on investments | | (63) |
| Total stockholders' equity | | 356 |
| Total liabilities and stockholders' equity | $ | 772 |

The accompanying notes are an integral part of these financial statements

**Endovasc, Inc.**
**Balance Sheet**
**June 30, 2004**

**(In thousands, except share data)**

| | | |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | $ | 116 |
| Accounts receivable | | 22 |
| Other current assets | | 375 |
| Total current assets | | 513 |
| Property and equipment, net | | 114 |
| Other assets, net | | 102 |
| Total assets | $ | 729 |
| Liabilities and stockholders' deficit | | |
| Current liabilities: | | |
| Current maturities of long-term debt | $ | 52 |
| Current portion of obligations under capital leases | | 30 |
| Notes payable to shareholders | | 290 |
| Accounts payable | | 539 |
| Accrued liabilities | | 27 |
| Total current liabilities | | 938 |
| Long-term debt, net of current maturities | | - |
| Long-term obligations under capital leases | | 28 |
| Convertible debentures | | 1 |
| Deferred liabilities | | 53 |
| Total liabilities | | 1,020 |
| Commitments and contingencies | | |
| Stockholders' deficit: | | |
| Common stock, $.001 par value, 200,000,000 shares authorized Common stock-Endovasc Series, 70,203,634 shares outstanding at June 30, 2004 | | 70 |
| Common stock NDC Series, $.001 par value, 14,158,593 share issued and outstanding at June 30, 2004 | | 14 |
| Preferred stock, $.001 par value, 20,000,000 shares authorized, 208 shares of Series A 8% cumulative convertible preferred stock issued and outstanding at June 30, 2004 stated value $100 per share | | - |
| Additional paid-in capital | | 25,218 |
| Accumulated deficit | | (25,593) |
| Total stockholders' deficit | | (291) |
| Total liabilities and stockholders' deficit | $ | 729 |

The accompanying notes are an integral part of these financial statements.

**Endovasc, Inc.**

**Statements of Operations**

**(In thousands, except share data)**

| | Nine months ended June 30, 2005 | Three months ended September 30, 2004 | Year ended June 30, 2004 | Inception to September 30, 2004 |
|---|---|---|---|---|
| | | Prior to becoming a Business Development Company | | |
| Income: | | | | |
| Revenue | $ 81 | $ - | $ 71 | $ 1,127 |
| Interest income | - | - | 1 | 30 |
| Other income | 9 | - | - | 47 |
| Total income | 90 | - | 72 | 1,204 |
| Costs and expenses: | | | | |
| Operating, general and administrative expenses | 737 | 501 | 3,115 | 16,632 |
| Research and development costs | - | 86 | 1,647 | 9,543 |
| Interest expense | 4 | 7 | 17 | 651 |
| Settlement with former employee | - | - | - | 408 |
| Total costs and expenses | 741 | 594 | 4,779 | 27,234 |
| Operating loss before investment losses | (651) | (594) | (4,707) | (26,030) |
| Unrealized depreciation of portfolio investments | (228) | - | - | - |
| | (879) | (594) | (4,707) | (26,030) |
| Loss attributed to minority interest | - | - | 28 | 28 |
| Loss before extraordinary item and cumulative effect of accounting change | (879) | (594) | (4,679) | (26,002) |
| Extraordinary loss on extinguishment of convertible debentures | - | - | - | (127) |
| Loss before cumulative effect of accounting change | (879) | (594) | (4,679) | (26,129) |
| Cumulative effect of conversion to business development company | 674 | - | - | - |
| Net loss | $ (205) | $ (594) | $ (4,679) | $ (26,129) |
| Net profit (loss) available to common stockholders | $ (205) | $ (594) | $ (4,679) | |
| Weighted average shares outstanding | 99,893,211 | 71,697,112 | 76,721,885 | |
| Basic and diluted loss per common share before cumulative effect of accounting change | $ 0.00 | $ (0.01) | $ (0.06) | |
| Cumulative effect of conversion to business development company | 0.00 | - | - | |
| Basic and diluted net loss per common share | $ 0.00 | $ (0.01) | $ (0.06) | |

The accompanying notes are an integral part of these financial statements.

**ENDOVASC, INC**
**STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)**
**for the years ended June 30, 2005 and 2004, and**
**for the period from inception, June 10, 1996 to June 30, 2005**

**(In thousands, except share data)**

| | Common Stock Endovasc Series | | Common Stock NDC Series | | Series A Preferred Stock | | Series B Preferred Stock | | Series C Preferred Stock | | Additional Paid-In | Treasury | accumulated during the development | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Capital | Stock | stage | Total |
| Balance at inception, June 10, 1996 | $ - | - | $ - | - | $ - | - | $ - | - | $ - | - | $ - | $ - | $ - | $ - |
| Stock issued for equity securities in 1996 | 2 | 2,332,000 | - | - | - | - | - | - | - | - | 300 | - | - | 302 |
| Stock issued for purchase of patent rights in 1996 | 2 | 2,188,000 | - | - | - | - | - | - | - | - | 282 | - | - | 284 |
| Stock issued for services in 1997 | 2 | 1,702,000 | - | - | - | - | - | - | - | - | 354 | - | - | 356 |
| Stock issued for cash in 1997 | 1 | 304,571 | - | - | - | - | - | - | - | - | 205 | - | - | 206 |
| Stock issued for purchase of patent rights in 1997 | - | 200,000 | - | - | - | - | - | - | - | - | 200 | - | - | 200 |
| Stock issued for services in 1998 | - | 77,380 | - | - | - | - | - | - | - | - | 56 | - | - | 56 |
| Stock subject to rescission | - | - | - | - | - | - | - | - | - | - | - | (17) | - | (17) |
| Conversion of debentures to common stock | 1 | 1,208,077 | - | - | - | - | - | - | - | - | 444 | - | - | 445 |
| Stock issued for services | - | 362,462 | - | - | - | - | - | - | - | - | 285 | - | - | 285 |
| Losses accumulated during the period from inception, June 10 1996 to June 30, | - | - | - | - | - | - | - | - | - | - | - | - | (2,777) | (2,777) |
| Balance at June 30 1999 | 8 | 8,374,490 | - | - | - | - | - | - | - | - | 2,126 | (17) | (2,777) | (660) |

The accompanying notes are an integral part of these financial statements

ENDOVASC, INC.
STATEMENT OF STOCKHOLDERS'EQUITY (DEFICIT)
for the years ended June 30, 2005 and 2004, and
for the period from inception, June 10, 1996 to September 30, 2004
(In thousands, except share data)

| | Common Stock Endovasc Series | | Common Stock NDC Series | | Series A Preferred Stock | | Series B Preferred Stock | | Series C Preferred Stock | | Additional Paid-In | Treasury | Losses accumulated during the development | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Capital | Stock | stage | Total |
| Conversion of debentures to common stock | 3 | 2,569,546 | - | - | - | - | - | - | - | - | 841 | - | - | 844 |
| Stock issued for services | 2 | 1,869,334 | - | - | - | - | - | - | - | - | 1,388 | - | - | 1,390 |
| Conversion of note payable to shareholder to common stock | 1 | 1,250,000 | - | - | - | - | - | - | - | - | 147 | - | - | 148 |
| Issue of common stock in connection with license agreement | - | 190,000 | - | - | - | - | - | - | - | - | 63 | - | - | 63 |
| Issue of common stock in settlement of lawsuit | 1 | 300,000 | - | - | - | - | - | - | - | - | 192 | - | - | 193 |
| Issuance of preferred stock | - | - | - | - | - | 15,000 | - | - | - | - | 1,040 | - | - | 1,040 |
| Net loss | - | - | - | - | - | - | - | - | - | - | - | - | (2,975) | (2,975) |
| Balance at June 30, 2000 | 15 | 14,553,370 | - | - | - | 15,000 | - | - | - | - | 5,797 | (17) | (5,752) | 43 |

The accompanying notes are an integral
part of these financial statements

ENDOVASC, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
for the years ended June 30, 2005 and 2004, and
for the period from inception, June 10, 1996 to September 30, 2004

(In thousands, except share data)

| | Common Stock Endovasc Series | | Common Stock NDC Series | | Series A Preferred Stock | | Series B Preferred Stock | | Series C Preferred Stock | | Additional Paid-In | Treasury | Losses accumulated during the | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Capital | Stock | development | Total |
| Issue of common stock upon exercise of warrants | 1 | 1,250,000 | - | - | - | - | - | - | - | - | 34 | - | - | 35 |
| Issue of common stock upon exercise of options | 1 | 1,100,000 | - | - | - | - | - | - | - | - | 274 | - | - | 275 |
| Issue of common stock for services | 2 | 1,770,301 | - | - | - | - | - | - | - | - | 300 | - | - | 302 |
| Issue of warrants for services | - | - | - | - | - | - | - | - | - | - | 162 | - | (2,777) | 162 |
| Issue of preferred stock | - | - | - | - | - | 15,000 | - | - | - | - | 1,061 | - | - | 1,061 |
| Conversion of preferred stock to common stock | 16 | 16,501,251 | - | - | - | (14,240) | - | - | - | - | (16) | - | - | - |
| Dividends declared on preferred stock | - | - | - | - | - | - | - | - | - | - | - | - | (135) | (135) |
| Issue of common stock as payment of dividends on preferred stock | 1 | 840,383 | - | - | - | - | - | - | - | - | 64 | - | - | 65 |
| Conversion of note payable to shareholder to common stock | 4 | 4,210,526 | - | - | - | - | - | - | - | - | 439 | - | - | 443 |
| Issue of common stock for cash | - | 27,500 | - | - | - | - | - | - | - | - | 6 | - | - | 6 |
| Net loss | - | - | - | - | - | - | - | - | - | - | - | - | (2,842) | (2,842) |
| Balance at June 30, 2001 | 40 | 40,253,331 | - | - | - | 15,760 | - | - | - | - | 8,121 | (17) | (8,729) | (585) |

The accompanying notes are an integral
part of these financial statements

ENDOVASC, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
for the years ended June 30, 2005 and 2004, and
for the period from inception, June 10, 1996 to September 30, 2004
(In thousands, except share data)

| | Common Stock Endovasc Series | | Common Stock NDC Series | | Series A Preferred Stock | | Series B Preferred Stock | | Series C Preferred Stock | | Additional Paid-In Capital | Treasury Stock | accumulated during the development stage | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | | | | |
| Exchange of common and treasury stock for Series B preferred stock | (24) | (24,008,545) | - | - | - | - | 2 | 2,400,855 | - | - | 17 | 5 | - | - |
| Issue of Series C preferred stock for services | - | - | - | - | - | - | - | - | - | 350,000 | 210 | - | - | 210 |
| Issue of common stock for services and financing costs | 14 | 14,012,130 | - | - | - | - | - | - | - | - | 875 | - | - | 889 |
| Issue of common stock for lawsuit settlement | 8 | 8,000,000 | - | - | - | - | - | - | - | - | 400 | - | - | 408 |
| Purchase of treasury stock | - | - | - | - | - | - | - | - | - | - | - | (5) | - | (5) |
| Purchase of treasury stock for note payable to stockholders | - | - | - | - | - | - | - | - | - | - | - | (560) | - | (560) |
| Issue of treasury stock for conversion of preferred stock to common stock | - | - | - | - | - | (240) | - | - | - | - | (182) | 182 | - | - |
| Conversion of preferred stock to common stock | 27 | 26,546,674 | - | - | - | (7,651) | - | - | - | - | (27) | - | - | - |
| Dividends declared on preferred stock | - | - | - | - | - | - | - | - | - | - | - | - | (103) | (103) |
| Issue of common stock as payment of dividends on preferred stock | 2 | 2,379,913 | - | - | - | - | - | - | - | - | 64 | - | - | 66 |
| Conversion of debentures to common stock | 6 | 5,945,870 | - | - | - | - | - | - | - | - | 166 | - | - | 172 |
| Issue of treasury stock for conversion of debentures to common stock | - | - | - | - | - | - | - | - | - | - | (324) | 378 | - | 54 |
| Conversion of note payable to stockholder to common stock | 13 | 12,650,000 | - | - | - | - | - | - | - | - | 913 | - | - | 926 |
| Issue of common stock as payment of interest on debentures | - | 317,433 | - | - | - | - | - | - | - | - | 9 | - | - | 9 |
| Issue of common stock for cash | 1 | 1,245,800 | - | - | - | - | - | - | - | - | 68 | - | - | 69 |
| Effect of the beneficial conversion feature of the convertible debentures | - | - | - | - | - | - | - | - | - | - | 171 | - | - | 171 |
| Effect of 40 to 1 reverse common stock split | (85) | (85,159,031) | - | - | - | - | - | - | - | - | 85 | - | - | - |
| Net loss | - | - | - | - | - | - | - | - | - | - | - | - | (2,398) | (2,398) |
| Balance at June 30, 2002 | 2 | 2,183,575 | - | - | - | 7,869 | 2 | 2,400,855 | - | 350,000 | 10,566 | (17) | (11,230) | (677) |

The accompanying notes are an integral
part of these financial statements

**ENDOVASC, INC.**
**STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)**
**for the years ended June 30, 2005 and 2004, and**
**for the period from Inception, June 10, 1996 to September 30, 2004**
**(In thousands, except share data)**

| | Common Stock Endovasc Series | | Common Stock NDC Series | | Series A Preferred Stock | | Series B Preferred Stock | | Series C Preferred Stock | | Additional Paid-In Capital | Treasury Stock | Losses accumulated during the development stage | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | | | | |
| Issue of common stock for services and financing costs | 5 | 3,888,186 | - | - | - | - | - | - | - | - | 4,131 | - | - | 4,136 |
| Issue of common stock for assets | - | 185,000 | - | - | - | - | - | - | - | - | 197 | - | - | 197 |
| Conversion of preferred stock to treasury stock | - | 121,000 | - | - | - | - | - | (12,100) | - | - | 5 | (5) | - | - |
| Conversion of preferred stock to common stock | 31 | 31,320,592 | - | - | - | (7,594) | (2) | (2,388,755) | - | (350,000) | (29) | - | - | - |
| Dividends declared on preferred stock | - | - | - | - | - | - | - | - | - | - | - | - | (40) | (40) |
| Issue of common stock as payment of dividends on preferred stock | - | 100,753 | - | - | - | - | - | - | - | - | 47 | - | - | 47 |
| Conversion of convertible debentures to common stock | - | 363,900 | - | - | - | - | - | - | - | - | 170 | - | - | 170 |
| Conversion of liabilities to common stock | 1 | 873,530 | - | - | - | - | - | - | - | - | 726 | - | - | 727 |
| Issue of warrants for servces | - | - | - | - | - | - | - | - | - | - | 3,682 | - | - | 3,682 |
| Issue of common stock for exercise of warrants | 3 | 2,579,562 | - | - | - | - | - | - | - | - | 610 | - | - | 613 |
| Issue of common stock for cash | 1 | 1,236,335 | - | - | - | - | - | - | - | - | 446 | - | - | 447 |
| Retirement of treasury stock | - | (52,125) | - | - | - | - | - | - | - | - | (22) | 22 | - | - |
| Effect of a 6 to 5 forward stock split | 8 | 8,132,830 | - | - | - | 55 | - | - | - | - | (8) | - | - | - |
| Net loss | - | - | - | - | - | - | - | - | - | - | - | - | (9,644) | (9,644) |
| Balance at June 30, 2003 | 51 | 50,933,136 | - | - | - | 330 | - | - | - | - | 20,521 | - | (20,914) | (342) |

The accompanying notes are an integral part of these financial statements

ENDOVASC, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

for the years ended June 30, 2005 and 2004, and

for the period from inception, June 10, 1996 to September 30, 2004

(In thousands, except share data)

| | Common Stock Endovasc Series | | Common Stock NDC Series | | Series A Preferred Stock | | Series B Preferred Stock | | Series C Preferred Stock | | Additional Paid-In | Treasury | Losses accumulated during the development | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Capital | Stock | stage | Total |
| Issuance of common stock for services | 6 | 5,774,322 | - | - | - | - | - | - | - | - | 1,614 | - | - | 1,620 |
| Issuance of common stock for lawsuit settlement | - | 500,000 | - | - | - | - | - | - | - | - | 125 | - | - | 125 |
| Conversion of liabilities to common stock | - | 674,161 | - | - | - | - | - | - | - | - | 163 | - | - | 163 |
| Conversion of note payable to stockholder to common stock | 2 | 1,800,000 | - | - | - | - | - | - | - | - | 685 | - | - | 687 |
| Issuance of common stock for cash | 8 | 7,615,737 | - | - | - | - | - | - | - | - | 1,215 | - | - | 1,223 |
| Issuance of common stock for exercise of warrants and options | 3 | 2,850,758 | - | - | - | - | - | - | - | - | 556 | - | - | 559 |
| Conversion of preferred stock to common stock | - | 55,518 | - | - | - | (122) | - | - | - | - | - | - | - | - |
| 4 to 1 stock dividend through issuance of common stock NDC series | - | - | 14 | 14,158,593 | - | - | - | - | - | - | (14) | - | - | - |
| Issuance of stock options/warrants for services | - | - | - | - | - | - | - | - | - | - | 353 | - | - | 353 |
| Net loss | - | - | - | - | - | - | - | - | - | - | - | - | (4,679) | (4,679) |
| Balance at June 30, 2004 | 70 | 70,203,634 | 14 | 14,158,593 | - | 208 | - | | - | | 25,218 | - | (25,593) | (291) |

The accompanying notes are an integral part of these financial statements

# ENDOVASC, INC.
## STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
**for the years ended June 30, 2005 and 2004, and**
**for the period from inception, June 10, 1996 to September 30, 2004**
**(In thousands, except share data)**

| | Common Stock Endovasc Series Amount | Common Stock Endovasc Series Shares | Common Stock NDC Series Amount | Common Stock NDC Series Shares | Series A Preferred Stock Amount | Series A Preferred Stock Shares | Series B Preferred Stock Amount | Series B Preferred Stock Shares | Series C Preferred Stock Amount | Series C Preferred Stock Shares | Additional Paid-In Capital | Treasury Stock | Losses accumulated during the development stage | Unrealized Appreciation (depreciation) | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Issuance of common stock for services | 2 | 1,790,000 | | | | | | | | | 232 | | | | 234 |
| Issuance of common stock for lawsuit settlement | | 315,000 | | | | | | | | | 33 | | | | 33 |
| Conversion of liabilities to common stock | 1 | 425,000 | | | | | | | | | 42 | | | | 43 |
| Net loss | | | | | | | | | | | | | (594) | | (594) |
| Balance at September 30, 2004 | 73 | 72,733,634 | 14 | 14,158,593 | | 208 | | | | | 25,525 | | (26,187) | | (575) |

| | Common Stock Endovasc Series Amount | Common Stock Endovasc Series Shares | Common Stock NDC Series Amount | Common Stock NDC Series Shares | Series A Preferred Stock Amount | Series A Preferred Stock Shares | Series B Preferred Stock Amount | Series B Preferred Stock Shares | Series C Preferred Stock Amount | Series C Preferred Stock Shares | Additional Paid-In Capital | Treasury Stock | Accumulated Deficit | Unrealized Appreciation | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Issuance of common stock for services | 2 | 2,241,060 | - | - | - | - | - | - | - | - | 135 | - | - | - | 137 |
| Issuance of common stick for cash | 29 | 29,457,485 | - | - | - | - | - | - | - | - | 970 | - | - | - | 999 |
| Unrealized depreciation on investments | - | - | - | - | - | - | - | - | - | - | - | - | | (63) | (63) |
| Net loss | - | - | - | - | - | - | - | - | - | - | - | - | (142) | - | (142) |
| Balance at June 30, 2005 | $ 104 | 104,432,179 | $ 14 | 14,158,593 | $ - | 208 | $ - | - | $ - | - | $ 26,630 | $ - | $ (26,329) | $ (63) | $ 356 |

The accompanying notes are an integral part of these financial statements

Endovasc, Inc.
Statements of Cash Flows

For the nine months ended June 30, 2005, three months ended September 30, 2004
year ended June 30, 2004 and the period from inception to September 30, 2004
(In thousands, except for share data)

| | | Prior to becoming a Business Development Company | | |
|---|---|---|---|---|
| | Nine months ended June 30, 2005 | Three months ended September 30, 2004 | Year ended June 30, 2004 | Inception to September 30, 2004 |
| Cash flows from operating activities: | | | | |
| Net loss | $ (205) | $ (594) | $ (4,679) | $ (26,129) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Common stock, preferred stock and warrents issued as compensation for services, financing and settlements | 105 | 313 | 2,098 | 14,146 |
| Extraordinary loss | - | - | - | 127 |
| Write down of long-lived assets to fair value | - | - | - | 285 |
| Depreciation and amortization | 14 | 16 | 77 | 310 |
| Deferred income taxes | - | - | | 8 |
| Amortization of discount on convertible debenturtes | - | - | - | 421 |
| Unrealized appreciation on investments | 228 | - | - | - |
| Cumulative effect of accounting change | (674) | - | - | - |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable | - | - | 76 | (22) |
| Other assets | - | 62 | 15 | (158) |
| Accounts payable and accrued liabilities | 206 | 74 | 373 | 1,831 |
| Deferred liabilities | (49) | (4) | 53 | 49 |
| Net cash used in operating activities | (375) | (133) | (1,987) | (9,132) |
| Cash flows from investing activities: | | | | |
| Capital expenditures | - | - | (1) | (158) |
| Investment in subsidiaries | (276) | - | - | - |
| Proceeds received from repayment of loan to stockholder | - | - | - | 72 |
| Net cash used in investing activities | (276) | - | (1) | (86) |
| Cash flows from financing activities: | | | | |
| Proceeds from sale of equity securities | - | - | - | 337 |
| Proceeds from sale of common stock | 999 | - | 1,223 | 1,916 |
| Proceeds from sale of stock warrants | - | - | 529 | 1,177 |
| Proceeds of sale of convertible debenture and related conversion feature | - | - | - | 1,437 |
| Net proceeds from issuance of preferred stock | - | - | - | 2,263 |
| Issuance of long-term debt and notes payable | 7 | 5 | 398 | 1,104 |
| Repayment of long-term debt and notes payable | (17) | (5) | (416) | (879) |
| Payments of obligations under capital leases | (25) | (5) | (47) | (134) |
| Proceeds from advances from stockholders | 20 | 77 | 495 | 2,448 |
| Repayments of notes to stockholders | (217) | (55) | (198) | (429) |
| Purchase of treasury stock | - | - | - | (22) |
| Net cash provided by financing activities | 767 | 17 | 1,984 | 9,218 |
| Net increase (decrease) in cash and cash equivalents | 116 | (116) | (4) | - |
| Cash and cash equivalents, beginning of year | - | 116 | 120 | - |
| Cash and cash equivalents, end of year | $ 116 | $ - | $ 116 | $ - |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid for interest | $ 4 | $ 7 | $ 17 | $ 192 |

The accompanying notes are an integral
part of these financial statements

**ENDOVASC, INC.**
**Schedule of Investments**
**June 30, 2005**
**(In thousands)**

| Portfolio Companies | Industry | Title of Security Held by Company | Percentage of Class Held | Cost | June 30, 2005 Fair Market Value |
|---|---|---|---|---|---|
| **Investments in equity securities:** | | | | | |
| Liprostin, Inc | Biopharmaceutical | Common Stock | 100% | $ 328 | $ 400 |
| Angiogenix, Ltd Inc | Biopharmaceutical | Common Stock | 100% | 52 | 25 |
| Nutraceutical Development Corp | Biopharmaceutical | Common Stock | 100% | 14 | 175 |
| **Investments in joint ventures:** | | | | | |
| Endovasc-TissueGen Research Sponsors, L.L.C | Biopharmaceutical | Equity | 49.90% | - | 2 |
| | | Debt | | 56 | |
| Endovasc-TissueGen-Blumberg Research Sponsors, L.L.C | Biopharmaceutical | Equity | 39.90% | - | |
| | | Debt | | 218 | 3 |
| | | | | $ 668 | $ 605 |

The accompanying notes are an integral part of these financial statements

**(In thousands, except share data)**

## 1. Organization and Summary of Significant Accounting Policies

Endovasc, Inc. (the "Company") is incorporated under the laws of the State of Nevada. In October 2004, the Company filed its election with the Securities Exchange Commission (SEC) (Form N-54A) to adopt business development company ("BDC") status under the Investment Company Act of 1940 ("1940 Act"). A BDC is a specialized type of investment company under the 1940 Act. A BDC may primarily be engaged in the business of furnishing capital and managerial expertise to companies that do not have ready access to capital through conventional financial channels; such companies are termed "eligible portfolio companies". The Company, as a BDC, may invest in other securities; however, such investments may not exceed 30% of the Company's total asset value at the time of such investment. The accompanying financial statements reflect the accounts of Endovasc, Inc., and the related results of operations. In accordance with Article 6 of Regulation S-X under the Securities Act of 1933 and Securities Exchange Act of 1934, the Company does not consolidate portfolio company investments in which the Company has a controlling interest.

Effective June 27, 2003, the Company's board of directors approved the creation of a wholly-owned portfolio company named Nutraceutical Development Corporation ("NDC") to manage its Nutraceutical product line (Note 20). In addition, during the year ended June 30, 2004, the Company acquired a controlling interest in two joint ventures that have been consolidated in the accompanying financial statements (Note 21).

The consolidated financial statements for the periods prior to the Company's filing of its BDC election in October 2004 include the accounts of the Company, its subsidiaries and its joint venture investments in which it exercises control. All inter-company accounts and transactions during this period were eliminated in consolidation. Subsequent to the conversion to a BDC, the Company is no longer in the development stage.

Accounting principles used in the preparation of the financial statements beginning October 2004 are different than those of prior periods and, therefore, the financial position and results of operations of these periods are not directly comparable. The primary differences in accounting principles relate to the carrying value of investments.

The cumulative effect adjustment for the period ended June 30, 2005 reflects the effects of conversion to a business development company as follows:

| | Cumulative Effect of Business Development Company Conversion |
|---|---|
| Effect of recording investments at fair value | $ 426 |
| Adjustment for previously consolidated net liabilities | 248 |
| | $ 674 |

### Portfolio Investments

The Company currently has investments in five portfolio companies as follows:

Liprostin, Inc.

The Company has an investment in the wholly-owned, portfolio company, Liprostin, Inc., which is engaged in the development of liposome drug delivery systems. Liposomes, which are microscopic cell-like spheres composed of a thin, durable lipid membrane surrounding a hollow compartment, can be used to entrap and protect drugs from degradation in the blood stream and can be engineered to regulate the transport of molecules across their outer membrane.

Angiogenix Limited, Inc.

The Company also has an investment in the wholly-owned, portfolio company, Angiogenix Limited, Inc (Angiogenix). Angiogenix had an exclusive licensing agreement (the "Stanford License Agreement") with the Board of Trustees of the Leland Stanford University relating to US Patent Application 60/146,233 (issued as US Patent No. 6,417,205 B1 on July 9, 2002) relating to the administration of Nicotine or Nicotine Receptor Agonist (NRA) to induce the growth of new blood vessels ("angiogenesis"). During the period ended June 30, 2005, the Company cancelled their license agreement with Leland J. Stanford University, which resulted in the Company reducing the value of this investment to $25,000.

Nutraceutical Development Corporation.

The Company has an investment in the wholly-owned, portfolio company, Nutraceutical Development Corporation ("NDC"). NDC was formed to develop certain technologies for use in dietary products designed to enhance health and provide beneficial biological effects ("nutraceuticals").

Endovasc-TissueGen Research Sponsors, L.C.C.

The Company has a 49.9% investment in a joint venture named Endovasc-TissueGen Research Sponsors, L.L.C. (the "Partnership"). The purpose of the Partnership is to develop a bioresorbable drug-eluting cardiovascular stent for the advanced treatment of coronary artery disease.

Endovasc-TissueGen-Blumberg Research Sponsors, L.C.C

The Company has a 39.9% investment in a joint venture named Endovasc-TissueGen Blumberg Research Sponsors, L.L.C. (the "Joint Venture"). The purpose of the Joint Venture is to develop biodegradable stents for ureteral and prostate applications.

Prior to the Company's election to become a BDC in October 2004, the Company had the following consolidated subsidiaries and joint venture investments.

Endovasc-TissueGen Research Sponsors, L.L.C.

Effective August 12, 2003, the Company entered into a joint venture agreement with TissueGen, Inc. named Endovasc-TissueGen Research Sponsors, L.L.C. (the "Partnership"). The purpose of the Partnership is to develop a bioresorbable drug-eluting cardiovascular stent for the advanced treatment of coronary artery disease. The Company and TissueGen agreed to co-license certain intellectual property to the Partnership for an initial 49.9% and 51.1% interest, respectively, in the Partnership. In addition to its license contribution, Endovasc is required to purchase a convertible promissory note from the Partnership in the maximum principal amount of $150. The convertible promissory note is convertible at Endovasc's option into Class B Membership interests in the Partnership. As of October 2004, the Company has not purchased the promissory note. The activity of the Partnership has been consolidated in the accompanying financial statements. The activity that was consolidated includes expenses of less than $1 and $24 for the period from July 1, 2004 through September 30, 2004 and the year ended June 30, 2004, respectively. Effective October 2004, when the Company elected to become a BDC, the Partnership's net liabilities of $44 were deconsolidated.

Endovasc-TissueGen-Blumberg Research Sponsors, L.L.C.

In November 2003, the Company entered into a joint venture agreement with TissueGen, Inc. and Dr. Nathan Blumberg named Endovasc-TissueGen-Blumberg Research Sponsors, L.L.C. (the "Joint Venture"). The purpose of the Joint Venture is to develop biodegradable stents for ureteral and prostate applications. The Company and TissueGen agreed to co-license certain intellectual property to the Joint Venture for an initial 39.9% and 50.1% interest, respectively, in the Joint Venture. Dr. Blumberg owns the remaining 10% interest. In addition to its license contribution, the Company is required to purchase a convertible promissory note from the Joint Venture in the principal amount of approximately $137. The convertible promissory note is convertible at Endovasc's option into Class B membership interests in the Joint Venture. As of October 6, 2004, the Company has not purchased the promissory note. The activity of the Joint Venture has been consolidated in the accompanying financial statements. This activity includes expenses of $-0- and $11 for the period from July 1, 2004 through September 30, 2004 and the year ended June 30, 2004, respectively. Effective October 2004, when the Company elected to become a BDC, the Joint Venture's net liabilities of $204 were deconsolidated.

Liprostin, Inc.

The Company's wholly-owned portfolio company Liprostin, Inc. is engaged in the development of liposome drug delivery systems. Liposomes, which are microscopic cell-like spheres composed of a thin, durable lipid membrane surrounding a hollow compartment, can be used to entrap and protect drugs from degradation in the blood stream and can be engineered to regulate the transport of molecules across their outer membrane. This subsidiary was inactive until September 17, 2004, when the Company transferred $321 of assets and $224 of liabilities to the subsidiary. The net assets of $97 were deconsolidated upon the Company's election to become a BDC on October 6, 2004.

Angiogenix Limited, Inc.

The Company's wholly-owned portfolio company Angiogenix Limited, Inc (Angiogenix) was inactive until September 17, 2004, when the Company transferred $142 of assets and $112 of liabilities to the portfolio company. The assets transferred include an exclusive licensing agreement (the "Stanford License Agreement") with the Board of Trustees of the Leland Stanford University relating to US Patent Application 60/146,233 (issued as US Patent No. 6,417,205 B1 on July 9, 2002) relating to the administration of Nicotine or Nicotine Receptor Agonist (NRA) to induce the growth of new blood vessels ("angiogenesis").

Nutraceutical Development Corporation

The Company's wholly-owned portfolio company Nutraceutical Development Corporation was formed to develop certain technologies for use in dietary products designed to enhance health and provide beneficial biological effects ("nutraceuticals"). On September 17, 2004, the Company transferred $6 of assets and $1 of liabilities to the portfolio company.

*Significant Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

As a business development company, the Company's investments are in private companies with no publicly available market price. Business development companies are required to carry investments at fair value. Generally, the fair value of a private security will initially be based primarily on its original cost to the Company. Management and the Company's board of directors must evaluate the actual and expected future operations of the portfolio companies, monitor market conditions and evaluate any new financings or other significant events that the portfolio companies may sustain in order to estimate a fair value for the investments in these companies at least quarterly. If the Company's estimates of the future differ from actual events in the future, for any reason, the Company may fail to record an unrecognized gain or loss or may record it later or earlier than it would with a perfect forecast of the future. Because these investments are restricted and illiquid, even if the Company correctly estimates a fair value for an investment today, that investment could lose some or all of its value in the near future without the Company realizing any benefit from its investments or recognizing any cash proceeds from the sale of these investments.

If, in the future, the Company determines that a loss has occurred in any of its investments, that loss will be reflected as a reduction in the value of its investments on the Company's balance sheet, and the reduced values will negatively impact earnings and be reflected as a loss on the statements of operations.

*Investments*

The Company's investments potentially subject the Company to various levels of risk associated with economic changes, interest rate fluctuations, political events, war and terrorism, and operating conditions beyond the control of the Company. Consequently, management's judgment as to the level of losses that currently exist or may develop in the future, if any, involves the consideration of current and anticipated conditions and their potential effects on the Company's investments. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially impact the value of the amounts reflected in the accompanying financial statements. Investments are carried at fair value as determined in good faith by or under the direction of the Board of Directors of the Company based on information, including an independent valuation, and using valuation methodologies considered appropriate and reliable by the Board. Generally, the fair value of a private security will initially be based primarily on its original cost to the Company. Cost will be the primary factor used to determine fair value on an ongoing basis until significant developments or other factors affecting the investment (such as results of the portfolio company's operations, changes in general market conditions, subsequent financings, independent valuations or the availability of market quotations) provide a basis for value other than cost. For investments in which the Company earns an interest for services rendered, the Board estimates the fair value of the services as the initial basis for estimating fair value of the securities received. The Board believes that the methods used to value the investments reflected in the accompanying financial statements have been valued appropriately and that the values reflected herein have been calculated in accordance with generally accepted valuation methods which result in valuations in the Company's financial statements being recorded in accordance with generally accepted accounting principles in the United States. However, losses may occur, which may be material to the financial condition of the Company and proceeds, if any, from the disposition of securities could differ significantly from the values reflected herein. In particular, early stage and seed round investments in private companies, which is the focus of the Company, are typically in illiquid restricted securities with no current market and therefore no market prices or comparables are available upon which to base estimates. These portfolio companies are often development stage with no operations and no positive cash flow. These factors, among others, make determination of fair value more difficult and subject to significant judgment errors by the Company's board of directors.

*Stock-Based Compensation*

The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and has adopted the disclosure-only alternative of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. Under the intrinsic value method, the Company has only recorded stock-based compensation resulting from options granted at below fair market value.

*Loss per Share*

Basic and diluted loss per share is computed on the basis of the weighted average number of shares of common stock outstanding during each period. Common equivalent shares from common stock options and warrants and Series A, B and C convertible preferred stock are excluded from the computation (See Note 14) as their effect would dilute the loss per share for all periods presented.

If the Company had reported net income for the periods ended June 30, 2005 or September 30, 2004 or for the year ended June 30, 2004, the calculation of diluted net income per share would not have included any additional common equivalent shares.

*Concentrations Of Credit Risk*

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of investments and cash. The Company places its cash with high credit quality financial institutions. At times in the future, such amounts may exceed FDIC limits.

*Revenue Recognition*

As a business development company, the Company's revenue will be recognized primarily based on security transactions and related income. Security transactions are accounted for on a trade date basis. Net realized gains or losses on sales of securities are determined on the specific identification method. Interest income and expenses are recognized on the accrual basis. Dividend income is recorded on cumulative preferred equity securities on an accrual basis to the extent that such amounts are expected to be collected and on common equity securities on the record date for private companies or on the ex-dividend date for publicly traded companies. The Company assesses the collectibility of dividends and interest income receivables in connection with its determination of the fair value of the related security. To the extent that there are adverse future developments, previously recognized dividend and interest income may not be realized. Through June 30, 2005, the Company had not received any interest or dividend income, or any other form of cash income or revenues, nor had it sold any investments, thus the Company has not recognized any realized gains or losses on its investments. When fees are paid to the Company by portfolio companies in their stock, in accordance with generally accepted accounting principles, the Company generally recognizes fee income to the extent of par value in the case of a new company or fair value in the case of an existing company, as determined by the Company's board of directors. Fees paid in shares of the stock of portfolio companies are both restricted and illiquid thus the Company may be unable to convert these shares of stock to cash in the future. Increases or decreases in the fair value of investments above or below accounting cost basis are not included in investment income but are included in the Statement of Operations as unrealized gains or losses until such time as the investment is liquidated or sold.

Prior to becoming a business development company, revenues are recognized when services are performed or when products are delivered.

*Cash and Cash Equivalents*

The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash deposits in banks which may occasionally exceed the amount of federal deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any possible deposit loss is minimal.

*Property and Equipment*

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Expenditures for major renewals and betterments that extend the original estimated economic useful lives of the applicable assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

*Debt Issuance Costs*

Debt issuance costs are deferred and recognized, using the interest method, over the term of the related debt.

*Income Taxes*

The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end. The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value.

*Research and Development*

Since the Company's election to become a business development company, research and development is performed by its portfolio companies.

*Fair Value of Financial Instruments*

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

*Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets*

The Company reviews property and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. There was no impairment of long-lived assets in the years ended June 30, 2005 and 2004.

The Company has adopted SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The Company was not affected by this requirement as it does not have any goodwill or intangible assets with indefinite useful lives as of June 30, 2005 or 2004.

SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable in accordance with SFAS No. 144. The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 1 to 10 years. The Company believes no events or changes in circumstances have occurred that would require an impairment test for these assets during the years ended June 30, 2005 and 2004.

2. License Agreements

In February 2000 the Company entered into an exclusive license agreement with Stanford University to assist in the development of the Nicotine Receptor Agonist technology. For the exclusive rights to this license, the Company paid a non-refundable license fee of $100 plus 190,000 shares of the Company's common stock to Stanford University and the inventors of the technology. The term of the agreement is for 10 years or five years from the first commercial sale of a licensed product by the Company, whichever occurs first.

In May of 2005 the Company announced it will cease funding research by its portfolio company, Angiogenix Limited, Inc. and that Angiogenix has terminated its licensing agreement with Leland J. Stanford University dated February 1, 2000 relating to the use of a nicotine receptor agonist (NRA).

3. Research Agreement

None.

4. Other Assets

Other assets at June 30, 2005 and 2004 consist of the following (in thousands):

| | 2005 | 2004 |
|---|---|---|
| Other receivable | $ - | $ 30 |
| Prepaid license | - | 58 |
| Prepaid supplies | - | 278 |
| Prepaid insurance | 14 | 9 |
| | $ 14 | $ 375 |

5. Property and Equipment

Property and equipment at June 30, 2005 and 2004 consists of the following (in thousands):

| | 2005 | 2004 |
|---|---|---|
| Office furniture, fixtures and equipment | $ 129 | 319 |
| Less accumulated depreciation | (92) | (205) |
| | $ 37 | $ 114 |

Included in property and equipment at June 30, 2005 and 2004 is equipment under capital leases at gross amount of $59 and accumulated amortization of $26 and $14, respectively.

## 6. Convertible Debentures

During the year ended June 30, 2002, the Company issued $400 in convertible debentures. The debentures bear interest at 8% per year payable quarterly in arrears. The debentures mature in September 2004 and are convertible, at the option of the holder, to shares of the Company's common stock at a conversion price per share equal to the lower of (i) 85% of the average of the three lowest closing prices for the common stock for the thirty days prior to the closing date of the debentures; or (ii) 70% of the average of the three lowest closing prices for the common stock for the thirty days prior to the conversion date. Accordingly, the actual weighted average interest rate on these debentures, including the effect of the cost of the beneficial conversion feature is approximately 23%.

During the year ended June 30, 2003, 363,900 shares of common stock were issued upon the conversion of $170 of the convertible debentures and 6,100 shares of common stock were issued as payment of $3 of interest owed on the convertible debentures.

During the year ended June 30, 2002, 8,045,870 shares of common stock (including treasury stock) were issued upon the conversion of $229 of the convertible debentures and 317,433 shares of common stock were issued as payment of $9 of interest owed on the convertible debentures.

## 7. Notes Payable

Notes payable at June 30, 2005 and 2004 consist of the following (in thousands):

| | 2005 | 2004 |
|---|---|---|
| Note payable to a financial institution, bearing interest at prime (4% at June 30, 2005) with interest due monthly and principal due on demand. Note is uncollateralized but is guaranteed by a stockholder of the Company. | $ 35 | $ 46 |
| Note payable to a financial institution, bearing interest at prime plus 1.5% or an annual rate of 6%, whichever is higher, principal and interest due on demand, with monthly interest payments due until demand is made or at maturity on November 7, 2003. This note is collateralized by personal property of a stockholder of the Company. | - | - |
| Note payable to a financial institution, bearing interest at rates ranging from 16% to 18% and due in 9 monthly installments of $924. Notes are uncollateralized. | 7 | 6 |
| Notes payable to stockholders, non-interest bearing and due on demand. These notes are uncollateralized. | 115 | 290 |
| Total notes payable | 157 | 342 |
| Less current maturities | (157) | (342) |
| | $ - | $ - |

## 8. Accrued Liabilities

Accrued liabilities at June 30, 2005 and 2004 consist of the following (in thousands):

| | 2005 | 2004 |
|---|---|---|
| Accrued payroll and related taxes | $ 16 | 20 |
| Interest payable | 9 | 7 |
| | $ 25 | $ 27 |

## 9. Income Taxes

The provision for income taxes includes these components:

| | 2005 | 2004 |
|---|---|---|
| Taxes currently payable | - | - |
| Deferred income taxes | - | - |
| Income tax expense (benefit) | - | - |

A reconciliation of income tax expense (benefit) at the statutory rate to the Company's actual income tax expense is shown below:

| | 2005 | 2004 |
|---|---|---|
| Computed at the statutory rate (34%) | (70) | (1,591) |
| Increase (decrease) resulting from | | |
| Nondeductible expenses | 152 | 713 |
| Changes in the deferred tax asset valuation allowance | 143 | 878 |
| Adjustment due to conversion to business development company | (225) | - |
| Actual tax expense (benefit) | - | - |

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

| | 2005 | 2004 |
|---|---|---|
| Deferred tax assets | | |
| Net operating loss carryforwards | 5,013 | 4,803 |
| Deferred tax liabilities | | |
| Unrealized gains on portfolio company investments | (67) | - |
| Net deferred tax asset (liability) before valuation allowance | 4,946 | 4,803 |
| Valuation allowance | | |
| Beginning balance | (4,803) | (3,925) |
| (Increase) decrease during the period | (143) | (878) |
| Ending balance | (4,946) | (4,803) |
| Net deferred tax asset (liability) | - | - |

The non-deductable expenses relate primarily to the issuance of common stock for sevices using different valuation methods for financial and tax reporting purposes. The Company also has unused operating loss carryforwards of approximately $15,000 expiring in various years through 2025. The Company files a consolidated income tax return with its controlled companies.

## 10. Common Stock

During the year ended June 30, 2005, the board of directors approved the purchase by the Company of up to 50% of the outstanding shares of its common stock. No purchase of common stock of the Company was made by the Company during the years ended June 30, 2005 or 2004.

In September 2003, the Board of Directors authorized the creation of a new class of common stock, called Series NDC common stock, $0.001 par value per share, whose rights and distributions would be based on the performance of Nutraceutical Development Corporation (NDC). During the twelve months ended June 30, 2004, we issued a dividend of one share of the Series NDC common stock for each four shares of our common stock. As of June 30, 2005, 14,158,593 shares of Endovasc Series NDC common stock were issued and outstanding.

## 11. Stock Options and Warrants

The Company periodically issues incentive stock options and warrants to key employees, officers, directors and outside consultants to provide additional incentives to promote the success of the Company's business and to enhance the ability to attract and retain the services of qualified persons. The issuance of such options is approved by the Board of Directors. The exercise price of an option or warrant granted is determined by the fair market value of the stock on the date of grant. All of the following have been adjusted for the effect of the 5 to 6 forward stock split and the 40 to 1 reverse stock split (See Note 13), unless otherwise noted.

During the year ended June 30, 2000, the Company issued stock warrants to acquire 8,320 shares of the Company's common stock to certain companies for their role in the completion of the Company's preferred stock offering. These warrants have a three year term and an exercise price of $75.60 per share, which approximated market value at the date of grant. During the years ended June 30, 2000 and 2001, the Company also issued stock warrants to acquire 12,500 and 25,000 shares, respectively, of the Company's common stock to a company as a finder's fee for the placement of the preferred stock offering. The warrants have a five year term and an exercise price of $4.00 and $0.40 per share, respectively. The costs associated with these stock warrants did not effect the Company's statement of operations as all costs were offset against the offering proceeds and recorded through stockholders' equity.

During the year ended June 30, 2001, the Company granted options to various consultants and employees, with a term of 3 years, to purchase 39,766 shares of the Company's common stock at a price ranging from $13.33 to $33.33 per share, which was greater than the market price of the stock at the grant date.

In May 2002, the Company adopted the 2002 Directors, Officers and Consultants Stock Option, Stock Warrant and Stock Award Plan (the "Plan"). The purpose of the Plan is to maintain the ability of the Company to attract and retain highly qualified and experienced directors, employees and consultants and to give such directors, employees and consultants a continued proprietary interest in the success of the Company. In addition, the Plan is intended to encourage ownership of common stock of the Company by the directors, employees and consultants of the Company and to provide increased incentive for such persons to render services and to exert maximum effort for the success of the Company's business. Subject to adjustment so that the total number of shares issuable under the Plan will equal 15% of the total number of issued and outstanding common stock of the Company, the aggregate number of shares of common stock that may be optioned, subject to conversion or issued under the Plan is 18,750,000 which has not been adjusted for the 40 to 1 reverse split of the Company's common stock (See Note 13).

The maximum term of options granted under this Plan is ten years. The aggregate fair market value of the stock with respect to which incentive stock options are first exercisable in any calendar year may not exceed $1,000,000. The exercise price of incentive stock options must be equal or greater than the fair market value of common stock on the date of grant. The exercise price of incentive stock options granted to any person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock must be at least 110% of the fair market value of such stock on the date of grant, and the term of these options cannot exceed five years.

Non-qualified stock options or warrants, restricted common stock and/or convertible preferred stock may be granted under the Plan. The terms of these issuances are determined based on the sole discretion of the Company's Compensation Committee.

During the year ended June 30, 2002, the Company issued stock warrants, which were subject to the 40 to 1 reverse stock split, to acquire 58,750 shares of the Company's common stock to various consultants for services provided to the Company. Of these warrants, 56,250 have a 6 month term and exercise prices ranging from $5.20

to $20.00 per share, which was greater than market value at the date of grant. The remaining 2,500 of warrants have a 5 year term and an exercise price of $2.40 per share, which approximated market value at the date of grant.

During November 2002, the Company entered into an agreement with a warrant holder to exclude their warrants from the effects of the 40 to 1 reverse stock split. This resulted in a change in the number of warrants granted by 2.2 million warrants with an exercise price of $0.13 to $0.50. This change in the terms of these warrants resulted in an additional expense to the Company of $3,549, which was recorded in operating, general and administrative expenses in the accompanying statement of operations for the year ended June 30, 2003.

During the year ended June 30, 2003, the Company issued stock warrants to acquire 816,490 shares of the Company's common stock. Of these warrants, 316,490 (379,788 after the 6 to 5 forward stock split) of them were to individuals purchasing stock as an incentive for the purchase and have an exercise price of $1.50 per share ($1.80 after the 6 to 5 forward split) and expiration dates ranging from one to three years from the issuance date. The costs associated with these stock warrants did not effect the Company's statement of operations as the value of $61 as determined by the Black-Scholes valuation model was offset against the offering proceeds and recorded through stockholders' equity. The remaining 500,000 warrants were issued to a consultant for services provided to the Company and have an exercise price of 70% of the stock price on the date of exercise and expire two months from issuance. The cost of these warrants of $133 has been included in the accompanying statement of operations for the year ended June 30, 2003.

In May 2003, the Company adopted the 2003 Stock Compensation Plan (the "Plan") in order to attract and retain highly qualified and experienced directors, employees and consultants and to give such directors, employees and consultants a continued proprietary interest in the success of the Company. Under the Plan, the Company may award up to 10,000,000 shares of its common stock or options to purchase its common stock to the directors, employees and consultants of the Company. All terms of the common stock, stock options or warrants granted under the Plan are at the discretion of the board of directors but will expire not more than ten years from the date of grant. During the year ended June 30, 2004, the Company issued stock options and warrants to two consultants to acquire 2,850,758 shares of the Company's common stock at prices ranging from $0.15-$0.29, all of which were exercised during the year.

The Company has issued stock options to employees and non-employee consultants as follows:

| | Number of Shares | | | | | Weighted |
|---|---|---|---|---|---|---|
| | Employee | Non-Employee | Total | Exercisable | Exercise Price | Average Exercise Price |
| Options outstanding at June 30, 2002 | 10,516 | 29,250 | 39,766 | 39,766 | $13.33-$33.33 | $14.00 |
| Options expired | - | - | - | - | | |
| Options outstanding at June 30, 2003 | 10,516 | 29,250 | 39,766 | 39,766 | $13.33-$33.33 | $14.00 |
| Options expired | (10,516) | (29,250) | (39,766) | (39,766) | $13.33-$33.00 | $14.00 |
| Options issued | - | 1,850,758 | 1,850,758 | 1,850,758 | $0.17-$0.29 | $0.22 |
| Options exercised | - | (1,850,758) | (1,850,758) | (1,850,758) | $0.17-$0.29 | $0.22 |
| Options outstanding at June 30, 2004 | - | - | - | - | | |
| Options expired | ( ) | ( ) | ( ) | ( ) | | |
| Options issued | - | - | - | - | | |
| Options exercised | - | ( ) | ( ) | ( ) | | |
| Options outstanding at June 30, 2005 | - | - | - | - | | |

During the year ended June 30, 2005 and 2004, the Company issued stock warrants to certain companies in payment of stock offering costs and for consulting services, some of which were subsequently exercised, as follows:

| | Number of Shares | Exercisable | Exercise Price | Weighted Average Exercise Price |
|---|---|---|---|---|
| Warrants outstanding at June 30, 2002 | 73,325 | 73,325 | $2.40-$75.60 | $16.00 |
| Effect of change in warrant agreement | 2,193,750 | 2,193,750 | $0.13-$0.50 | $0.23 |
| Warrants issued | 816,490 | 816,490 | 70% of market price-$1.50 | $0.96 |
| Warrants exercised | (2,579,562) | (2,579,562) | $0.13-$0.39 | $0.24 |
| Warrants expired | (178,763) | (178,763) | $0.50-$75.60 | $3.99 |
| Effect of 6:5 stock split | 65,048 | 65,048 | $1.25-$3.33 | $1.30 |
| Warrants outstanding at June 30, 2003 | 390,288 | 390,288 | $1.25-$3.33 | $1.30 |
| Warrants issued | 1,000,000 | 1,000,000 | $0.15-$0.20 | $0.17 |
| Warrants exercised | (1,000,000) | (1,000,000) | $0.15-$0.20 | $0.17 |
| Warrants expired | (51,036) | (51,036) | $1.25 | $1.25 |
| Warrants outstanding at June 30, 2004 | 339,252 | 339,252 | $1.25-$3.33 | $1.30 |
| Warrants issued | | | | |
| Warrants exercised | | | | |
| Warrants expired | (7,500) | (7,500) | $1.25 | $1.25 |
| Warrants outstanding at June 30, 2005 | 331,752 | 331,752 | $1.25-$3.33 | $0 |

Following is a summary of outstanding warrants at June 30, 2005:

| Number of Shares | Vested | Expiration Date | Exercise Price |
|---|---|---|---|
| 9,600 | 9,600 | October 2005 | $1.25 |
| 319,152 | 319,152 | January 2006 | $1.25 |
| 3,000 | 3,000 | August 2006 | $2.00 |
| 331,752 | 331,752 | | |

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options.

Proforma information regarding net income and earnings per share is required by SFAS No. 123 and No. 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2004 and 2003.

Proforma information regarding net income and earnings per share is required by SFAS No. 123 and No. 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005 and 2004.

| | 2005 | 2004 |
|---|---|---|
| Risk-free interest rate | 4.25% | 3.75% |
| Dividend yield | - | - |
| Volatility | 190% | 190% |
| Weighted average and expected life | 2 months | 2 months |

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of proforma disclosures, the estimated fair value of the options is included in expense at the date of issuance. The Company's proforma information is as follows (in thousands, except per share data):

| | 2005 | 2004 |
|---|---|---|
| Net loss available to common stockholders | $ (799) | $(4,679) |
| Proforma net loss available to common stockholders | $ (799) | $(4,679) |
| Proforma basic and dilutive loss per share | $ (0.00) | $ (0.06) |

## 12. *Preferred Stock*

The Company's articles of incorporation authorize the issuance of up to 20,000,000 shares of preferred stock with characteristics determined by the Company's board of directors. Effective May 5, 2000, the board of directors authorized the issuance and sale of up to 55,000 shares of Series A 8% convertible preferred stock. The following information excludes the effect of the 40 to 1 reverse stock split. The conversion features of all classes of preferred stock were not subject to the effects of the split.

On May 9, 2000, the Company issued 15,000 shares of $0.001 par value and $100 per share liquidation value Series A 8% non-voting convertible preferred stock for $1,500. The actual proceeds received by the Company were $1,040, which are net of related offering costs. During the year ended June 30, 2001, the Company issued an additional 15,000 shares of the Series A preferred stock for cash proceeds to the Company of $1,223, which is net of related offering costs of $277. In addition, the Company issued as a finders fee, warrants to purchase 1,000,000 shares of common stock at $0.01 per share, which resulted in additional offering costs of $162.

The Series A convertible preferred stock can be converted to common stock at any time at the option of the holder. The conversion rate is the stated value per share plus any accrued and unpaid dividends divided by 85% of the average of the three lowest closing bid prices of the Company's common stock for the thirty trading days immediately preceding May 9, 2000, or 70% of the average of the three lowest closing bid prices for the thirty days immediately preceding the conversion date of the respective preferred stock. During the years ended June 30, 2005, 2004, 2003, 2002 and 2001, 0, 122, 7,594, 7,651 and 14,240 shares of preferred stock were converted to 0, 55,518, 1,737,798, 26,546,674 and 16,501,251 shares of common stock, respectively. In addition, in 2002, 1,000,000 shares of treasury stock were issued for the conversion of 240 shares of preferred stock. The preferred stock shares outstanding increased by 55 during the year ended June 30, 2003 as a result of the forward stock split.

In addition, the Series A preferred stockholders were originally obligated to purchase an additional 30,000 shares (of which 15,000 shares were purchased during the year ended June 30, 2001) of Series A 8% convertible preferred stock at the option of the Company subject to the Company's compliance with various covenants. The Company has violated certain of these covenants but the stockholders retain the right to waive any violations. The purchase price of additional shares is $100 per share. If the conversion price is lower than the initial price at the date of issue, the Company has the right to redeem the shares of Series A preferred stock at 130% of its liquidation value per share.

In May 2002, the Company's board of directors authorized the issuance of up to 3,000,000 shares of Series B convertible preferred stock with a par value of $0.001 per share. Each share of Series B preferred stock is convertible into 10 shares of common stock at the option of the holder. Upon the occurrence of a recapitalization of the Company, each share of Series B preferred stock is automatically converted to 10 shares of the Company's common stock. Each share of Series B preferred stock includes voting rights equal to 500 shares of common stock. The shares of the Series B preferred stock rank senior to the common stock both in payment of dividends and liquidation preference.

As of June 30, 2002, the Company had entered into Exchange Agreements with certain stockholders, whereby these stockholders exchanged 24,008,545 shares of the Company's common stock for 2,400,855 shares of Series B convertible preferred stock. An additional 2,305,259 shares of the Company's common stock were exchanged for 230,526 shares of Series B convertible preferred stock during the year ended June 30, 2003.

In May 2002, the Company's board of directors authorized the issuance of up to 370,000 shares of Series C convertible preferred stock with no par value. Each share of Series C preferred stock is convertible into 10 shares of common stock at the option of the holder. Upon the occurrence of an increase in authorized common stock of the Company, each share of Series C preferred stock is automatically converted into 10 shares of the Company's common stock. Holders of the Series C preferred stock have voting rights, dividend rights and liquidation preference equal to those of the common stockholders.

In May 2002, 350,000 shares of the Series C convertible preferred stock were issued to two consultants for services performed for the Company. The cost associated with the issuance of these shares was $210.

During the year ended June 30, 2003, all shares of Series B and Series C preferred stock were automatically converted back to the shares of common stock originally exchanged and such conversion had a significant dilutive effect on the owners of common stock (See Note 13).

**13.** ***Reincorporation***

Effective July 9, 2002, the Company's board of directors and holders of shares representing a majority of the voting rights of the outstanding shares of the Company's common stock and preferred stock approved a reincorporation of the Company from the State of Nevada to the State of Delaware. This reincorporation was accomplished by a merger of the Company into a new Delaware corporation of the same name. Under the terms of the merger, holders of the Company's common stock received one share of the new Delaware corporation common stock in exchange for 40 shares of the Company's common stock, resulting in a 40 to 1 reverse split for all common stockholders. All holders of the outstanding shares of Series A, B and C convertible preferred stock were not subject to the 40 to 1 reverse split, because under the terms of the merger agreement, each share of preferred stock was converted into one share of preferred stock in the new Delaware corporation with identical conversion rights, which resulted in significant dilution to all common stockholders.

As a result of this reincorporation, each share of Series B and Series C convertible preferred stock was automatically converted to 10 shares of the Company's new common stock (See Note 12) resulting in the issuance of 29,813,804 post-split shares of common stock in the new Delaware corporation. Accordingly, the reincorporation process resulted in a preferential stock dividend of 29,068,459 shares of common stock issued to holders of Series B and Series C convertible preferred stock in July 2002.

Each share of Series A convertible preferred stock was not automatically converted to common stock upon reincorporation and was not subject to the 40 to 1 reverse split. Accordingly, holders of Series A convertible preferred stock received a preferential dividend of 23,469,792 shares of common stock based on the conversion rate on July 9, 2002.

This reincorporation resulted in an increase in authorized shares of the Company's common stock to 200,000,000 shares with all other terms of the common and preferred stock remaining the same except as otherwise noted.

The Company's treasury stock was cancelled and retired as a result of this reincorporation and all shares held in treasury resumed the status of authorized and unissued common stock.

The effect of the 40 to 1 reverse stock split has been recognized retroactively in the stockholders' equity accounts on the balance sheet at June 30, 2002, with the exception of 2,247,628 shares which were recognized during the year ended June 30, 2003, and in all share and per share data in the accompanying financial statements and notes to the financial statements unless otherwise noted. Stockholders' equity accounts have been restated to reflect the reclassification of an amount equal to the par value of the decrease in issued common shares from the common stock account to the additional paid-in capital account.

Effective March 31, 2003, the Company's board of directors and holders of shares representing a majority of the voting rights of the outstanding shares of the Company's common stock and preferred stock approved a reversal of the previous reincorporation in Delaware and a new reincorporation from the State of Delaware back into the State of Nevada. This new reincorporation was accomplished by a merger of the Company into Endovasc, Inc., a new Nevada corporation. Under the terms of the merger, holders of the Company's common and preferred stock received 1.20 shares of Endovasc, Inc. common and preferred stock in exchange for one share of the Company's common and preferred stock resulting in a 6 to 5 forward stock split. The effect of the 6 to 5 forward stock split was recognized retroactively in the stockholders' equity accounts. Stockholders' equity accounts have been restated to reflect the reclassification of an amount equal to the par value of the decrease in issued common shares from the common and preferred stock account to the additional paid-in capital account.

**14.** *Loss Per Common Share*

The following table sets forth the computation of basic and diluted net loss per common share:

| | June 30, 2005 | September 30, 2004 | June 30, 2004 |
|---|---|---|---|
| Basic and diluted loss per common share: | | | |
| Net loss before extraordinary item | $ (205) | $ (594) | $ (4,679) |
| Preferred stock dividends | - | - | - |
| Net loss available for common stockholders | $ (205) | $ (594) | $ (4,679) |

If the Company had reported net income for the periods ended June 30, 2005 or September 30, 2004 or for the year ended June 30, 2004, the calculation of diluted net income per share would not have included any additional common equivalent shares.

**15.** *Commitments and Contingencies*

Legal Proceedings

On August 28, 2003, Cause No. 03-08-0681-CV, "The Dow Chemical Company. Endovasc LTD., Inc.," was filed against the Company in the District Court of Montgomery County, Texas, 359th Judicial District. Dow Chemical Company ("Dow") filed a complaint against the Company for breach of contract and damages. The amount of damages sought is approximately $230,000.

This case is being vigorously defended against the allegations made by Dow. The Company has filed a counter-claim against Dow for breach of contract and damages. On June 30, 2005, a prediction cannot be made as to the final outcome of the complaint and damages allegedly owed to Dow or the Company. However, management believes it will prevail and accordingly, no amounts have been accrued for this contingency.

On November 7, 2003, Cause No. 03-11-08112-CV, "Greg Creekmore vs. Endovasc, Inc. and Endovasc, LTD., Inc.," was filed against the Company in the District Court of Montgomery County, Texas, 284th Judicial District. Greg Creekmore ("Creekmore") filed a complaint against the Company for breach of a consulting contract between the parties. Creekmore seeks payment of $114,000 plus interest, one million shares of common stock and reimbursement of court costs including reasonable attorneys' fees allowed by law. This case is being vigorously defended against the allegations made by Creekmore. On June 30, 2005, a prediction cannot be made as to the final outcome of the complaint and damages allegedly owed to Creekmore. However, management believes it will prevail and accordingly, no amounts have been accrued for this contingency.

On January 13, 2004, Case No. H-03-5226, "Lorenz M. Hofmann, Ph.D. and LMH Associates, Inc. vs. Endovasc, LTD., Inc., Endovasc, Inc., David P. Summers, Ph.D. and M. Dwight Cantrell" was filed against the Company in the United States District Court for the Southern District of Texas Houston Division. Lorenz M. Hofmann, Ph.D. and LMH Associates, Inc. ("LMH") filed a complaint against the Company for breach of contract and damages. LMH seeks payment of $91,859. This case is being vigorously defended against the allegations made by LMH.

The Company has also filed a counter-claim against LMH for breach of contract and damages. On June 30, 2005, a prediction cannot be made as to the final outcome of the complaint and damages allegedly owed to LMH. However, management believes it will prevail and accordingly, no amounts have been accrued for this contingency.

The Company is a defendant in an arbitration proceeding entitled vFinance Investments and vFinance Capital and Endovasc, Ltd., Inc., AAA No. 32 M 181 0011602. vFinance claims an entitlement to certain fees and an unspecified amount of damages for the value of the warrants to which they claim entitlement. There was a mediation hearing on December 14, 2004 and no definitive agreement was reached. The cause will move forward into binding arbitration during the latter part of 2005. The Company intends to defend its position vigorously and believes they will prevail and, accordingly, have not accrued any liability associated with this case in the accompanying financial statements.

In November 2004, the Company filed a lawsuit against its former President & CEO, David P. Summers in the 284th District Court of Montgomery County, Texas. The suit filed on behalf of the Company alleges a civil conspiracy, breach of fiduciary duty and breach of contract and recision by David P. Summers and seeks restitution and damages in excess of $3.5 million.

The Company is subject to certain other legal proceedings and claims which arose in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

Leases

The Company has entered into a five year lease agreement for office space which is accounted for as an operating lease. Lease payments of $4 are due monthly until May 2008. Rent expense for the periods ended June 30, 2005, September 30, 2004 and the year ended June 30,2004 were approximately $36, $12 and $144, respectively. In addition, the Company leases equipment under capital leases which expire at various dates through 2007. Future minimum lease payments having initial or noncancellable lease terms in excess of one year are as follows:

| | Operating Lease | Capital Leases |
|---|---|---|
| 2006 | $48 | $ 24 |
| 2007 | 48 | 7 |
| 2008 | 16 | - |
| 2009 | - | - |
| Total payments | $112 | $ 31 |
| Less amount representing interest | | (3) |
| Present value of minimum lease payments | | $ 28 |

## 16. *Going Concern Considerations*

Since its inception as a development stage enterprise, and subsequent to its conversion to a BDC, the Company has not generated significant revenue and has been dependent on debt and equity raised from individual investors to sustain its operations. The Company has conserved cash by issuing its common stock and preferred stock to satisfy obligations, to compensate individuals and vendors and to settle disputes that have arisen. However, during the periods ended June 30, 2005 and September 30, 2004 and for the year ended June 30, 2004, the Company incurred net losses (in thousands) of $(205), $(594) and $(4,679), respectively, and negative cash flows from operations of $(375), (133) and $(1,987), respectively. These factors, along with a $(285) negative working capital position at June 30, 2005, raise substantial doubt about the Company's ability to continue as a going concern.

Management plans to take specific steps to address its difficult financial situation as follows:

- In the near term the Company plans additional private sales of debt and common and preferred stock to qualified investors to fund its current operations.
- The Company originally anticipated the generation of approximately $500 in revenue from its Nutraceutical product in the third and fourth quarters of the year ending June 30, 2004. The anticipated revenue to be

generated by the launch of the nutraceutical product line has been delayed pending certain problems with formulation. The Company has made the required changes and anticipates material revenues by the end of calendar year 2005.

- In the long-term, the Company believes that cash flows from commercialization of its products will provide the resources for continued operations.

There can be no assurance that the Company's planned private sales of debt and equity securities or its planned public registration of common stock will be successful or that the Company will have the ability to commercialize its products and ultimately attain profitability. The Company's long-term viability as a going concern is dependent upon three key factors, as follows:

- The Company's ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the commercialization of its products.
- The ability of the Company to obtain positive test results of its products in clinical trials.
- The ability of the Company to ultimately achieve adequate profitability and cash flows to sustain its operations.

**17.** *Non-Cash Investing and Financing Activities*

During the nine month period ended June 30, 2005, three month period ended September 30, 2004, and year ended June 30, 2004, and for the period of inception, June 10, 1996 to September 30, 2004 the Company engaged in certain non-cash investing and financing activities as follows (in thousands):

| | 2005 | 2004 | Inception to September 30, 2004 |
|---|---|---|---|
| Common stock issued in exchange for equity securities | $ - | $ - | $ 302 |
| Common and treasury stock issued upon conversion of debentures and interest on debentures | $ - | $ 173 | $ 1,697 |
| Common and preferred stock issued for services and license and patent rights | $ - | $ - | $ 2,634 |
| Common stock issued in settlement of lawsuit and related liabilities ($33 for the period ended September 30, 2004) | $ 33 | $ - | $ 634 |
| Common stock issued for payment of accounts payable and accrued liabilities ($277 for the period ended September 30, 2004 and $137 for the period ended June 30, 2005) | $ 414 | $ 163 | $ 1,164 |
| Common stock issued for assets | $ - | $ - | $ 197 |
| Conversion of note payable to shareholder to common stock | $ | $ 687 | $ 2,190 |
| Conversion of dividends payable to common stock | $ - | $ - | $ 178 |
| Reduction of note payable to stockholder and accrued liabilities through exercise of stock options | $ - | $ - | $ 275 |

| | 2005 | 2004 | Inception to September 30, 2004 |
|---|---|---|---|
| Issuance of notes payable for insurance | $ - | $ - | $ 37 |
| Issuance of notes payable for the purchase of equipment | $ - | $ - | $ 180 |
| Dividends declared on preferred stock | $ - | $ - | $ 143 |
| Receipt of treasury stock for note payable to stockholders | $ - | $ - | $ 560 |
| Issuance of common stock for receivable | $ | $ 30 | $ 30 |

## 18. *401(k) Plan*

The Endovasc, Inc. 401(k) Plan (the "Plan"), which was implemented in June 2001 was terminated in November of 2003. The Plan covered all of the Company's employees who are United States citizens, at least 21 years of age and have completed at least six months of service with the Company. Pursuant to the Plan, employees could elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the Plan. The Plan provided for the Company to make discretionary contributions as authorized by the board of directors; however, no Company contributions were made in the years ended June 30, 2005 and 2004. In August of 2004, the Plan was closed and disbursed.

## 19. *Related Party Transactions*

During the year ended June 30, 2004, the former Chief Executive Officer of the Company advanced an additional $205 to the Company under the existing note payable which had a balance of $680 as of June 30, 2003. During the year ended June 30, 2004, the Company repaid $885 of the note through a $49 cash payment to the shareholder, payments totaling $149 on behalf of the shareholder to third parties, and through issuance of common stock with a value of $687. The balance of this note was $-0- as of June 30, 2004.

During the year ended June 30, 2004, the current Chief Executive Officer and the Chief Financial Officer of the Company advanced the Company $55 and $50, respectively. During the year ended June 30, 2005, the $55 advance from the current Chief Executive Officer was repaid. During the year ended June 30, 2005, the Chief Financial Officer of the Company advanced the Company and additional $84, and was repaid $19. The remaining balance of the note of $115 as of June 30, 2005 is due on demand, non-interest bearing and is not collateralized.

During the year ended June 30, 2004, a stockholder of the Company advanced the Company $185. During the year ended June 30, 2005, the balance was repaid.

## 20. *Subsequent Events*

None.

## CORPORATE INFORMATION

**Corporate Office**
Endovasc, Inc
550 Club Drive
Suite 345
Montgomery, TX 77316
936-582-5920 936-582-5996 (fax)
investorrelations@endovasc.com
www.endovasc.com

**Executive Management**

| | |
|---|---|
| **Diane Dottavio, Ph.D.**<br>President, CEO and Secretary<br>Chairman of the Board of Directors | **M. Dwight Cantrell**<br>Chief Operating Officer<br>Treasurer of the Board of Directors |
| **Clarice Motter**<br>Chief Financial Officer | **Robert Johnson**<br>Vice President of Business Development |
| **Company and Investor Contact**<br>David Zazoff<br>ZA Consulting LLC<br>826 Broadway, Suite 900<br>New York, NY 10003<br>212-505-5976 | **SEC Legal Counsel**<br>Lawrence E. Wilson<br>Franklin, Cardwell & Jones<br>1001 McKinney, Ste 18, 18th Floor<br>Houston TX 77002 |
| **Patent Attorney**<br>Mr. Nick Nichols<br>P.O. Box 16399<br>Sugarland, TX 77496-6399 | **Independent Auditors**<br>McConnell & Jones<br>3040 Post Oak<br>Sutie 1600<br>Houston TX 77058 |

**Independent Directors**

| | |
|---|---|
| **Barbara J. Richardson**<br>Executive Director of a private educational facility founded by Grace Lutheran Church in the greater Houston area and Project Manager for KGR Promotions, Inc., a privately held advertising company. | **Donald Leonard**<br>Self employed realtor and an investment broker |

*When used in this report, the words "believes," "anticipates," "expects," "intends," "may" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by the forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to republish revised forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events. Readers are also urged to review carefully and consider the various disclosures made by the Company that attempt to advise interested parties of the factors that affect the Company's business, including this report, as well as the Company's periodic fillings with the SEC including the most recent reports on Form 10-KSB, 8-K and 10-QSB, and amendments thereto.*

## Annual Meeting of Shareholders

**Friday, December 16th, 2005**
**At 2:00 pm**
**Montgomery, Texas**
**Haven's Landing**
**19785 State Highway 105 West**
**Montgomery, Texas**

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